SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 12-b25
                   NOTIFICATION OF LATE FILING



[  ]  Form  [  ]  Form   [  ]  Form  [X]  Form 10-  [  ]  Form N-
      10-K        20-F         11-K        QSB            SAR

For the period Ended June 30, 2001


[  ] Transition Report on Form   [  ] Transition Report on Form
     10-K                             10-Q

[  ] Transition Report on Form   [  ] Transition Report on Form
     20-F                             N-SAR

[  ] Transition Report on Form
     11-K

For the transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any Information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant: Hydro Environmental Resources, Inc.

Former Name, if Applicable: N/A

5725 S. Valley View Blvd., Suite 3
(Address of principal executive offices)

Las Vegas, NV 89118
City, State and Zip Code

               PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-K, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

The accountants have only recently completed the accruals and adjustments necessary for the financial statements. Because of the delay in completing these adjustments, the Registrant does not have sufficient time to meet filing requirements for Form 10-QSB and to complete the financial/accounting requirements by the due date.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Sam Cordovano  (303) 329-0220

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter peiod that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes [X]  No

If  so:   attach an explanation of the anticipated  change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


HYDRO ENVIRONMENTAL RESOURCES, INC. has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 13, 2001


By:  /s/ Jack H. Wynn
     Jack H. Wynn, President


CORDOVANO AND HARVEY, P.C.          Certified Public Accountants
----------------------------------------------------------------
                                    201 Steele Street
                                    Suite 300
                                    Denver, COlorado 80206
                                    (303) 329-0220 Phone
                                    (303) 316-7493 Fax
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                        August 13, 2001

Mr. Jack Wynn
President
Hydro Environmental Resources, Inc.
5725 S. Valley View Blvd., Suite 3
Las Vegas, NV  89118

Dear Mr. Wynn:

We are making a review of the June 30, 2001 financial statements of Hydro Environmental Resources, Inc. (the "Company"). We are currently completing the accruals needed to fairly present the Company's financial statements at June 30, 2001. We estimate that these procedures will be completed on August 15, 2001.

Sincerely,


Cordovano and Harvey, P.C.